Exhibit 1
Nicusa Capital
17 State Street
16TH Floor – Box 130
New York, NY  10004

212-293-3402

May 4, 2011

Dr. David E. Nowicki
Chairman of the Board
BioClinica, Inc.
826 Newtown-Yardley Rd.
Newtown, PA  18940

Dear Dr. Nowicki and the Board of Directors of BioClinica:

As of May 4, 2011, Nicusa owns 854,119 shares, or approximately 5.5%, of the outstanding shares of BioClinica.  We have been a shareholder since May 2007 and have been on file as a 5% holder since July 2007.

In September 2010 we wrote a letter to the Board outlining our concerns as a long-term shareholder, and gave a detailed presentation to the Board on November 17 in an attempt to constructively address the shortcomings in corporate governance at BioClinica.  We are more than willing to share our analysis and supporting materials with other concerned shareholders.

Unfortunately, after reviewing BioClinica's 2011 Proxy, the Board has not addressed our concerns sufficiently.  As a result, we will vote against, and ask other shareholders to vote against, Proposal 2 on the Proxy.  We will also withhold our vote, and ask other shareholders to do the same, from incumbent Directors Berg, Olukotun, Parker and Weinstein.

Our issues with the Company's corporate governance primarily lie in two areas: the Shareholder Rights Agreement, which we will refer to as the "Poison Pill," and management compensation.

Poison Pill
Our Company does not need a poison pill.  The Board imposed the Poison Pill on shareholders without input, and has yet to provide a convincing justification for keeping it.  Absent a compelling, public, specific and timely argument by the Board, we will vote against the Poison Pill and encourage other shareholders to do the same.

Whatever the ostensible purpose of poison pills, their practical effect is to deter potential acquirers.  We view the Poison Pill as a management entrenchment device, and BioClinica's 10-K supports our contention.  In language plainly hostile to shareholders, the 10-K states that the Poison Pill would "make it more difficult to replace or remove our current management team in the event our stockholders believe this would be in the best interest of our company."  Studies show that anti-takeover provisions such as poison pills are associated with both a lack of accountability in management teams1 and substandard operating performance.2  When used to thwart takeovers, poison pills have been shown to destroy shareholder value.3

Poison pills are justified when used to safeguard a vulnerable, temporarily underperforming company against opportunistic acquirers.  Such a circumstance, however, does not apply at BioClinica.  Your Poison Pill has been in place for almost two years, and the stock has underperformed for more than five.  Currently, institutional shareholders control nearly 40% of the Company, and insiders another 24%.  Surely a shareholder base consisting of nearly two-thirds institutions and insiders is sophisticated enough to determine for themselves the suitability of any potential offer for the Company.  Just whom is the Board trying to protect, anyway?

If other shareholders are not persuaded by us, perhaps they will listen to Glass, Lewis & Co., the respected corporate governance analytics and proxy voting firm.  According to Glass Lewis, "in general, poison pills are not conducive to good corporate governance" and "they can reduce management accountability."

Glass Lewis issued a report offering recommendations for shareholders to vote on the 2011 BioClinica Proxy in April.  Glass Lewis specifically recommends that shareholders vote against the BioClinica Poison Pill, saying that it "unreasonably prohibits shareholders from being allowed to vote on a potential offer" for the Company and that the Poison Pill "is not in shareholders' best interests."

We urge all shareholders to follow Glass Lewis's lead and join us in voting against management's Poison Pill.

Compensation
At BioClinica, shareholder returns have had no bearing on executive compensation.  Messrs. Berg, Olukotun and Parker may be fine directors otherwise, but as members of the Compensation Committee, they have not held management accountable for performance.  We had hoped to have a “say-on-pay” vote this year to voice our frustration with BioClinica’s overly generous and unaccountable executive pay structure. Absent a "say-on-pay", we have no choice but to withhold our vote from the incumbent members of the Compensation Committee, and urge all shareholders to join us in doing so.

1 "Is There Discretion in Wage Setting? A Test Using Takeover Legislation", Marianne Bertrand and Sendhil Mullinathan, Rand Journal of Economics (1999), page 535.
2 "Corporate Governance and Equity Prices", Paul Gompers, Joy Ishii and Andrew Metrick, NBER Working Paper No. 8449 (2001).
3 "The Wrong Prescription? Revisiting the Justification for Poison Pills", Scott Hirst, HLS Forum on Corporate Governance and Financial Regulation

Let us review a few facts regarding CEO Mark Weinstein’s compensation.  During the eight-year period from 2003 through 2010, BioClinica reported net income of $13.2 million and pre-tax income of $21.3 million.  During that same period, Mr. Weinstein took home total compensation of $4.9 million.  Put another way, Mr. Weinstein was paid $0.40 for every BioClinica share, while the Company only reported $1.07 per share in aggregate earnings.  Over the last eight years, Mr. Weinstein has personally received the equivalent of 37% of BioClinica's net income and 23% of its pre-tax income.

From December 31, 2003 to December 31, 2010, BioClinica’s stock price fell from $6.23 to $4.46, a total return to shareholders of -28% and a compound annual return of -4.7%.  In contrast, the average annual increase in compensation for Mr. Weinstein has been 14%, and his total compensation during this period has increased at a compound annual growth rate of 12%.  Mr. Weinstein is now paid more than twice as much as he was just 8 years ago, despite the fact that BioClinica shareholders have lost money in the interim. When will shareholder returns become important in this equation, and Mr. Weinstein's compensation reflect the Company's performance?  After all, his primary job is to generate returns for shareholders.

In 2010, BioClinica’s stock eked out a small gain of 5.4%, rising from $4.23 to $4.46.  That is hardly spectacular, but certainly preferable to some recent years.  What was the Compensation Committee’s response to this modest bit of success?  If Mr. Weinstein successfully meets his incentive compensation targets, you propose to pay him nearly $1.2 million for 2011, a staggering 72% raise over his 2010 total compensation of $685,800.  This is outrageous.

As long-term shareholders, we appreciate that strategic initiatives take a number of years to play out, which management compensation must reflect.  However, Mr. Weinstein has destroyed shareholder value over the last seven years and his most recent strategic initiative, the acquisition of PDS, has yet to bear fruit after 30 months.  Please do not misunderstand us.  We have no issue with large pay packages if they are deserved.  In fact, we love to see management teams get paid extremely well when they deliver returns to shareholders.  But in Mr. Weinstein’s case, he has failed to do this year in and year out, and that is why we object so strongly to his 2011 pay package.

The Compensation Committee is responsible for this largesse, which is why we will withhold our votes from Messrs. Berg, Olukotun and Parker as Directors of BioClinica.  We urge all shareholders to do likewise.

Finally, we must urge shareholders to withhold their vote from Mr. Weinstein as a Director.  The management-friendly corporate governance policies in place at BioClinica, exemplified by the Poison Pill, and Mr. Weinstein’s receipt of pay packages that are beyond all sense and reason, make it clear that he exercises too much influence at the Board level, to the detriment of shareholders.

Mr. Weinstein only received 67% of the vote on last year's Proxy.  We hope those shareholders who voted against Mr. Weinstein will note that nothing has changed substantively in BioClinica's governance since last year.  Management must be held accountable for BioClinica’s operating performance and shareholder returns, and this seems impossible with Mr. Weinstein serving on the Board.  We will withhold our vote from Mr. Weinstein as a Director of BioClinica, and we urge all shareholders to do the same.

Sincerely,

Paul Johnson